Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 866.974.7329

August 21, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block

Christian Windsor

Re:	Upstart Holdings, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023

File No. 001-39797

Dear Ms. Block and Mr. Windsor:

In the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated August 13, 2024, the Staff requested that Upstart Holdings, Inc. (the “Company”) respond to the Staff’s comments regarding the above referenced Annual Report on Form 10-K (the “Form 10-K”) filed on February 15, 2024 (File No. 001-39797) within ten business days of receipt of the Comment Letter.

Pursuant to the Company’s request by telephone with Christian Windsor on August 20, 2024, the Company requests an extension of an additional ten business days so that the Company may devote the appropriate amount of time and resources to ensure a sufficient response. The Company plans to provide a response to the Comment Letter on or before September 11, 2024.

Please do not hesitate to call me at (650) 565-3765 or Shannon Delahaye at (650) 565-3045 with any questions.

Sincerely,

/s/ Allison Spinner
Allison Spinner

cc:	Sanjay Datta, Upstart Holdings, Inc.

Scott Darling, Upstart Holdings, Inc.

Christopher Ing, Upstart Holdings, Inc.

Cynthia Moon, Upstart Holdings, Inc.

Jeffrey Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

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